Exhibit 22.1

From time to time, (i) Blackstone Reg Finance Co. L.L.C., a subsidiary of Blackstone Inc. (the “Company”), may issue debt securities guaranteed by the Company and/or guaranteed by one or more of the Company’s other subsidiaries listed below or (ii) the Company may issue debt securities guaranteed by one or more of the subsidiaries listed below, other than Blackstone Reg Finance Co. L.L.C.

Subsidiary	Jurisdiction of Organization
Blackstone Holdings I L.P.	Delaware
Blackstone Holdings AI L.P.	Delaware
Blackstone Holdings II L.P.	Delaware
Blackstone Holdings III L.P.	Québec
Blackstone Holdings IV L.P.	Québec
Blackstone Reg Finance Co. L.L.C.	Delaware